Exhibit 99.8

ALMONTY INDUSTRIES INC.

CODE OF BUSINESS CONDUCT

Almonty Industries Inc. and its subsidiaries (collectively, the “Corporation”) are committed to the highest standards of legal and ethical business conduct and behaviour, including promotion of the following fundamental values:

●	integrity;

●	honesty;

●	fair dealing; and

●	transparency.

All activities carried out by the Corporation and its directors, officers, employees and other representatives (collectively referred to herein as “Employees”) must be in compliance with all applicable laws and regulations. This obligation, however, is merely a starting point. It is equally important that all activities be conducted in an ethical manner. Ethical conduct means conduct that is honest, fair and free from deception and impropriety. Employees must, at all times, act in accordance with a high standard of ethical behaviour and with constant regard for the Corporation’s reputation. As discussed in this Code of Business Conduct (the “Code”), these requirements apply to dealings with the Corporation, fellow Employees, shareholders, suppliers, other businesses and the community at large.

Ultimately, each individual should test his or her own behaviour by asking: “Is there any reason why I would not want another person - the Corporation, a co-worker, a business associate, or the government - to be fully aware of my conduct and motives?” If this question causes any discomfort the individual should reconsider his or her conduct.

Ethical Business Practices

All dealings on the Corporation’s behalf must reflect the highest standards of ethical conduct. In particular, the following specific principles must be observed by all Employees:

A.	Compliance with Laws and Regulations

All Employees must be aware of and comply with all relevant laws and regulations in all jurisdictions in which the Corporation conducts business. Employees have a duty to inform themselves of any laws and regulations relevant to their particular activities. Anyone with questions regarding legal issues should contact the Chief Executive Officer or Chief Financial Officer, who will consult with the Corporation’s external legal counsel as required.

B.	Integrity in Business Dealings

Employees must act with integrity, honesty and fairness in all their dealings with all persons inside and outside the Corporation, including government officials, customers, suppliers and members of the community. Employees must follow established standards in procurement, and must treat suppliers and tenderers fairly and equally.

C.	Gifts

It is the Corporation’s policy to conduct business free from the influence of personal gifts. Accordingly, no person may give to outside companies or individuals, or accept from them, any gift or entertainment, or any similar benefit in excess of nominal gestures considered appropriate and customary. As guidance, any gift that should not be accepted is one of such value that it constitutes a personal enrichment for the recipient such that it could be a factor in influencing that person’s behaviour. Generally, gifts or entertainment exceeding nominal values may be considered inappropriate. Individuals in procurement and purchasing roles are required to reject all offers of gifts or entertainment from outside parties as well as refrain from offering them.

D.	Questionable or Improper Payments

Where commissions, consultants’ fees, retainers and similar payments are required to be made, are legal in the jurisdiction where the payment is to be made and can be justified in the normal course of business, those payments must be clearly commensurate with the services performed and must be properly recorded in the accounts of the Corporation. Other than as provided by approved contractual arrangements, no other payments may be given or received. In particular, no Employee may, in the context of his or her employment, receive any payment that is not for the direct and exclusive benefit of the Corporation.

E.	Donations

Any donations not specifically provided for in the budget, which is approved annually by the board of directors of the Corporation (the “Board”), shall be made only with the prior approval of the Corporation’s Chief Executive Officer, and in any event if the amount is greater than CDN$ 1,000, it shall be approved in advance by the Board.

Political donations can only be made if legal in the jurisdiction in which it is to be made, and shall be approved by the Board in advance. Such donations shall be clearly segregated in the accounting records from other donations due to their sensitive nature.

F.	Compliance with Accounting Policies

Employees must comply strictly with all of the Corporation’s accounting policies, audit procedures and all other internal controls. All books and records must properly describe and accurately reflect each transaction recorded, and all assets, liabilities, revenues and expenses must be properly recorded in the accounts of the Corporation. No secret or unrecorded funds or other assets shall be established or maintained.

G.	Contract Workers and Consultants

The Corporation considers that the compliance obligations arising out of this Code apply not only to Employees, but also to independent contract workers and consultants engaged by the Corporation to the extent that they conduct activities on the Corporation’s behalf. The Corporation therefore expects all such personnel to familiarize themselves with this Code, and to comply with it, in the same manner as is expected of Employees.

H.	Business Associates

The Corporation will take all reasonable efforts to promote compliance with this Code and the business practices reflected herein by our third party suppliers and affiliates.

International Business

The Corporation operates internationally and is exposed to particular legal and ethical issues associated with international business activities. Accordingly, Employees need to be mindful of the following requirements:

A.	Compliance with Anti-Bribery Legislation

The Corporation is subject to legislation in Canada that prohibits certain practices in dealing with foreign governments. Under the Canadian Corruption of Foreign Public Officials Act, it is an offence to make or offer a payment, gift or benefit of any kind to a foreign government official in order to induce favourable business treatment, such as obtaining or retaining business or some other advantage in the course of business. Violation of this legislation may result in substantial penalties to the Corporation and to individuals involved with the Corporation.

The Corporation, as well as its Employees, must take all reasonable steps to ensure that the requirements of this legislation are strictly met. No payments or other benefits contrary to this Code are to be given, directly or indirectly, to foreign government officials, political parties or political candidates for the purpose of influencing government decisions in the Corporation’s favour. Furthermore, no such payments are to be made to agents or other third parties in circumstances where it is likely that part or all of the payment will be passed on to a foreign government official, political party or political candidate.

B.	Facilitating Payments

There are certain types of payments to foreign government officials that are allowed under Canadian legislation, called “facilitation” or “facilitating” payments. These are small payments that are accepted custom in certain foreign countries in the context of having routine administrative actions performed by government officials. Employees should be aware that such payments may be permissible only under very limited circumstances and must be properly documented and approved. Any Employee intending to make such payment must advise the Chief Executive Officer or Chief Financial Officer in advance of any such anticipated payments and provide written request for reimbursement of any such payment. If there are any questions regarding the permissibility of any particular payment, advice shall be sought from the Chief Executive Officer or Chief Financial Officer. Moreover, Employees must ensure that any such payments are properly recorded in accordance with the Corporation’s accounting procedures.

A copy of the Canadian Corruption of Foreign Public Officials Act is available from the Chief Financial Officer. Anyone with questions regarding these legal issues should consult the Chief Executive Officer or Chief Financial Officer.

Conduct and Conflicts of Interest

C.	Work-related Conduct

Employees must comply with the highest standards of ethical behaviour in all aspects of their employment. This includes their dealings with people outside the Corporation as well as their relationships with fellow Employees and with the Corporation. In addition, the Corporation expects that Employees will act with loyalty to the Corporation at all times.

In particular, Employees shall not:

●	pursue any personal gain or advantage from their employment activities;

●	misuse Corporation resources or assets, including computer systems;

●	engage in any trading in securities of the Corporation if such trading would be contrary to applicable securities laws and regulations or the Corporation policies; or

●	compromise the confidentiality of confidential corporate information.

D.	Personal Conduct and Conflicts of Interest

In general, the Corporation does not wish to dictate the personal conduct of Employees outside of their working hours. Nevertheless, it expects Employees to act in compliance with all applicable laws and regulations at all times and to conduct their personal affairs as good and responsible citizens, in such a manner that reflects well on the Corporation.

Employees must not permit any actual or perceived conflict of interest between their personal interests and those of the Corporation. Employees must not enter into outside activities including business interests, directorships or other employment that might interfere with or be perceived to interfere with their performance at the Corporation or otherwise compromise or give the appearance of a conflict of interest between their personal interests and the interests of the Corporation. Where any perceived conflict may exist, Employees should obtain permission from the Board prior to accepting or engaging in any external directorships, employment or other outside business activities.

Employment Practices

The Corporation is committed to maintaining a challenging and rewarding working environment in which ability and performance are recognized. The Corporation recognizes that it must earn the loyalty that it expects from its Employees. The Corporation is committed to treating Employees ethically and fairly, and in particular, strives to ensure the following:

●	no unlawful discrimination on the basis of gender, physical or mental disability, age, marital status, sexual orientation, religious belief, race, colour, ancestry or place of origin;

●	fair and competitive compensation;

●	fairness in performance appraisals and job advancement;

●	protection of Employees from harassment; and

●	confidentiality of Employee records.

All Employees must maintain and promote these principles in their hiring practices and in their relationships with other Employees.

Health, Safety and Environment

Compliance with occupational health, safety and environmental standards is an essential part of achieving efficiency and profitability in the mining and exploration business. The Corporation will therefore work at continuous improvement in these areas and will be guided by the following principles:

●	maintaining a safe and healthy work environment;

●	minimizing the environmental impacts of its activities;

●	building co-operative working relationships with local communities and governments in the Corporation’s areas of operation;

●	reviewing and monitoring environmental and safety performance; and

●	providing prompt and effective responses to any environmental, health or safety concerns.

Disclosure of Information

All corporate information is the property of the Corporation. Corporate information includes trademarks, patents, software developments and applications, strategic and operational knowledge and financial information. It also includes any confidential information received by the Corporation from third parties.

Employees are in a position of trust with respect to corporate information in the same manner as with any other corporate property. Employees must take appropriate care to protect the confidentiality of corporate information. In particular:

●	Employees must not use corporate information for personal gain;

●	Employees may not disclose corporate information other than for legitimate purposes and with appropriate safeguards, unless written approval is obtained from the appropriate senior manager;

●	media and investor communications are to be handled by the Chief Executive Officer and Chief Financial Officer in compliance with the Corporation’s Disclosure Policy; and

●	Employees must also ensure they are in compliance with the Corporation’s Disclosure Policy, a copy of which is available from the Chief Financial Officer.

Ensuring Compliance with this Code

The Corporation expects each of its Employees to read and become familiar with the requirements and standards described in this Code. As part of its efforts to ensure compliance with this Code, the Corporation requires that certain Employees complete an annual signoff certifying compliance therewith. Employees whose positions may include involvement with foreign operations may also be asked to complete more frequent or comprehensive signoffs to confirm their obligations to comply with anti-bribery legislation as described under “International Business” above.

The Corporation fully expects that Employees will report on a timely basis any observed breaches of this Code to the Chief Executive Officer, or through the Corporation’s Whistleblower Policy.

An Employee, contractor or consultant who violates this Code may face disciplinary action up to and including termination. Violation of this Code may also cause violation of certain laws and regulations. If it is discovered that laws or regulations have been violated, this matter may be referred to the appropriate regulatory authorities.

Questions with respect to this Code may be referred to the Corporation’s Chief Executive Officer or Chief Financial Officer.

Approved:	The Board of Directors of Almonty Industries Inc.

Date:	January 23, 2012